UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports on UFN-III project
—

Rio de Janeiro, October 25, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors has decided to continue implementing the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas (MS). The decision is based on a careful re-evaluation of the project which, considering the premises of the Strategic Plan 2024-2028 (SP 2024-2028), had its economic attractiveness confirmed for this phase in the different scenarios provided for in Petrobras' system for approving investment projects, including a positive NPV in the most challenging scenario.

The Unit had been mothballed since 2015 and the process of re-evaluating the project began last year, due to the approval of the company's return to the fertilizer segment, in line with the strategic guidelines approved under the SP 2024-2028.

With the decision, the project is now part of the portfolio being implemented in the current Strategic Plan and Petrobras will begin the contracting process to restart construction of the Unit. The estimated investment for the completion of UFN-III is around R$3.5 billion and it is expected to start operating in 2028.

The contracts will undergo all the necessary analysis, in compliance with governance practices and applicable internal procedures. The final authorization will still be submitted for approval by Petrobras' appropriate authorities, which will allow the contracts to be signed for the work to be continued.

About the UFN-III Project

The UFN III project foresees the annual production of around 1.2 million tons of urea and 70,000 tons of ammonia. The plant is located close to the main consumer markets for these products and will mainly serve the states of Mato Grosso, Mato Grosso do Sul, Goiás, Paraná and São Paulo. Its strategic location makes it more reliable in terms of supply alternatives for this market, whose demand for urea fertilizer is on the rise.

In addition, the project features modern equipment and technologies in fertilizer production, resulting in high plant efficiency.

Ammonia is a raw material for the production of fertilizers and petrochemicals, as well as other agricultural products; and urea is the most widely used nitrogen fertilizer in Brazil, whose national demand is estimated at around 7 million tons by 2024 and is currently entirely imported. Corn is the main crop in demand for urea fertilizer in Brazil, but the product is also used to grow sugar cane, coffee, wheat and cotton, among others. Urea will also be destined for the livestock sector, used as a food supplement for ruminant animals.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer